Exhibit (k)(2)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

AGREEMENT made as of the [ ] day of [ ], [ ] by and among Destra Multi-Alternative Fund, a Delaware statutory trust (the “Fund”) and Destra Capital Advisors LLC, a Delaware limited liability company (the “Investment Manager”).

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and intends to offer one or more classes of common shares of beneficial interest (“Shares”) in a continuous public offering;

WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”);

WHEREAS, the Fund and Investment Manager previously entered into an Expense Limitation and Reimbursement Agreement, and desire to amend and restate such agreement in its entirety;

NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2. The Investment Manager agrees with the Fund to reduce its fees and/or absorb expenses of the Fund (a “Waiver”) so that the Fund’s total fund operating expenses after fee waiver and/or reimbursement (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including, for example, options and swap fees and expenses), borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees and contractual indemnification of Fund service providers (other than the Investment Manager)) will not exceed 1.95% of Class A shares' net assets, 2.45% of Class T shares' net assets, 2.70% of Class C shares' net assets, and 1.70% of Class I shares' net assets.

3. Unless terminated by the Board of Trustees, this Agreement will continue in effect until at least November 30, 2022. The Board of Trustees may terminate this Agreement upon sixty (60) days’ written notice to the Investment Manager.

4. Any Waiver or reimbursement by the Investment Manager is subject to repayment by the Fund within three years from the date of the Waiver, provided that the Fund is able to make the repayment without exceeding the expense limitation in place at the time of Waiver or the current expense limitation and the repayment is approved by the Board of Trustees.

5. This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

6. This Agreement supersedes all previous agreements and constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

DESTRA MULTI-ALTERNATIVE FUND

By: [ ]
Title: [ ]

DESTRA CAPITAL ADVISORS LLC

By: [ ]
Title: [ ]